UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ____________.

Commission file number: 000-20538

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ISLE OF CAPRI CASINOS, INC.
1641 Popps Ferry Road
Biloxi, MS 39532

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Table Of Contents

Page No.

Item 4. Financial Statements	3

Annex A Contents	4
Report of Independent Registered Public Accounting Firm	5
Statements of Net Assets Available for Benefits for the Years
Ended December 31, 2004 and 2003	6
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2004	7
Notes to Financial Statements	8
Supplemental Information - Form 5500 Schedule H, Line 4i-
Schedule of Assets (Held at End of Year) for the Year Ended
December 31, 2004	12

Signature	13

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	14

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Item 4.  FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (the “Plan”) for the fiscal year ended December 31, 2004, together with the report of Piltz, Williams, LaRosa & Company, an independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974.

Annex A
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	5

Statements of Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	7

Notes to Financial Statements	8

Supplemental Information:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Biloxi, Mississippi

We have audited the accompanying statements of net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above present fairly, in all material respects, the net assets available for benefits of Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

        /s/ Piltz, Williams, LaRosa & Company
                                Certified Public Accountants

Biloxi, Mississippi
July 7, 2005

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2004	2003

Investments
Participant-directed investment accounts	$47,987,574	$38,397,024
Participant loans receivable	3,612,141	2,981,355
Total investments	51,599,715	41,378,379

Receivables
Employer’s contribution	2,056,662	1,869,479
Participants’ contributions	338,141	695,057
Accrued interest	7,897	14,666
Total receivables	2,402,700	2,579,202

Total assets	54,002,415	43,957,581

Liabilities
Accrued expenses	12,200	28,147

Net assets available for benefits	$53,990,215	$43,929,434

See Notes to Financial Statements.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets
Investment income:
Net change in fair value of investments	$3,792,738
Interest	164,088
Dividends	574,046
Total investment income	4,530,872

Contributions:
Employer’s	2,052,433
Participants’	8,275,697
Participants’ rollovers	248,532
Total contributions	10,576,662
Total additions	15,107,534

Deductions from net assets
Distributions paid to participants	4,907,480
Other expenses	139,273
Total deductions	5,046,753

Net increase in Plan assets	10,060,781
Net assets available for benefits, beginning of year	43,929,434

Net assets available for benefits, end of year	$53,990,215

See Notes to Financial Statements.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements

Note A - Description of Plan
The following description of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering the employees of Isle of Capri Casinos, Inc., and its subsidiaries, who are age 21 or older and have completed one year of service as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and participants' accounts - Each participant's account is credited with the participant's elective deferral contribution up to 15% of their salary not to exceed the limits under Code Section 402(g), an employer matching contribution equal to 25% of the participant's elective deferral contribution, rollover contributions, transfers from other plans, voluntary contributions, employer vacation contributions, and an allocation of (a) employer's qualified non-elective contributions, if made; (b) employer's discretionary contributions, if made; (c) Plan earnings; and (d) forfeitures of terminated participants' non-vested accounts. Allocations are based on compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their elective deferral contributions, rollover contributions, transfers in from other plans, voluntary contributions, qualified non-elective employer contributions, employer matching contributions, employer vacation contributions, and actual earnings thereon. Vesting in any additional discretionary employer contributions, including forfeitures is based on years of service. A participant becomes 100% vested after seven years of service. Notwithstanding years of service, 100% vesting also occurs at normal retirement age, as defined by the Plan, or death.

Payment of benefits - Upon termination of service, or at normal retirement age, participants can receive a lump sum amount equal to the vested portion of their account. Participants may request to receive installment payments instead of the normal lump sum distribution.

Participant loans receivable - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.00% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

Note B - Summary of Accounting Policies
Basis of accounting - The financial statements of the Plan are prepared using the accrual basis of accounting.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements
(Continued)

      Investment valuation - The Plan's investments are stated at fair value and represent the plan’s share of the market value of fund holdings or are based on quoted market prices. Loansto Participants, which are subject to various interest rates, are carried at cost (original loan less repayments) which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

  Payment of benefits - Benefits are recorded when paid.

 Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note C - Participants’ Investments Held by ABN AMRO Trust Services Company
Upon investment in the Plan, a participant may direct both employer and employee contributions into any of the following nine investment options: the ABN AMRO Income Plus Fund, the ABN AMRO Bond Fund, the ABN AMRO/Montag & Caldwell Growth Fund, the Enterprise Small Company Value Portfolio, EuroPacific Growth Fund, the Income Fund of America, the MFS Value Fund, the Columbia Acorn Fund and Isle of Capri Casinos Stock Fund.

		December 31,
		2004	2003
Participant directed investments accounts
Held by ABN AMRO Trust Services Company:
Collective trust fund:
ABN AMRO Income Plus Fund	*	$15,049,176	$8,159,178
Registered investment companies (mutual funds):
ABN AMRO Bond Fund		2,523,371	2,102,977
Oppenheimer Quest Opportunity Value Fund			5,274,562
ABN AMRO/Montag & Caldwell Growth Fund	*	4,515,586	3,750,258
Enterprise Small Company Value Portfolio	*	4,728,585	3,669,851
EuroPacific Growth Fund	*	4,625,210	3,353,964
Income Fund of America	*	5,640,074	4,290,224
MFS Value Fund	*	8,099,412	6,292,577
Columbia Acorn Fund		985,788	0
Isle of Capri Casinos Stock Fund		1,820,372	1,503,433

Total		$47,987,574	$38,397,024

*Investment represents 5% or more of net assets available for benefits at December 31, 2004.

Isle of Capri Casinos, Inc. Retirement
Trust and Savings Plan
Notes to Financial Statements
(Continued)

During the year ended December 31, 2004 the Plan’s investments appreciated (depreciated) in value as follows:

ABN AMRO Income Plus Fund	$498,885
ABN AMRO Bond Fund	(11,872)
ABN AMRO/Montag & Caldwell Growth Fund	158,882
Oppenheimer Quest Opportunity Value Fund	76,372
Enterprise Small Company Value Portfolio	677,636
EuroPacific Growth Fund	670,764
Income Fund of America	403,094
MFS Value Fund	942,157
Columbia Acorn Fund	86,033
Isle of Capri Casinos Stock Fund	290,787
Total	$3,792,738

Note D - Related Parties
Certain Plan investments are shares of mutual funds managed by ABN AMRO Asset Management. ABN AMRO Trust Services Company, the trustee as defined by the plan, is a wholly owned subsidiary of ABN AMRO Asset Management and therefore, these investments and transactions qualify as party-in-interest. Fees paid to ABN AMRO Trust Services Company for the year ended December 31, 2004 totaled $139,272.

        Common stock of Isle of Capri Casinos, Inc., the Plan sponsor, is held in the Isle of Capri Casinos Stock Fund, a unitized fund available as one of the investment options within the Plan. The shares of the Plan sponsor in the unitized fund held by the Plan as of December 31, 2004 and 2003 had a market value of $ 1,786,933 and $1,505,090, respectively. The Plan purchased $108,379 and sold $109,972 of the Plan sponsor’s common stock during the year ended December 31, 2004.

        Members of management of Isle of Capri Casinos, Inc., are participants in the Plan; however, there are no transactions with these individuals other than their participation in the Plan. Also, Isle of Capri Casinos, Inc., is absorbing part of the administrative expenses of the Plan.

Note E - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.

Note F - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

Supplemental Information

Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan
Form 5500
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
EIN 41-1659606 – PN 001
December 31, 2004

Identity of Issue	Description of Investment	Current Value

* ABN AMRO Income Plus Fund	CollectiveTrust Fund -2,653,750 shares	$15,049,176

* ABN AMRO Bond Fund	Mutual Fund - 250,832 shares	2,523,371

ABN AMRO/Montag & Caldwell Growth Fund	Mutual Fund - 199,364 shares	4,515,586

Enterprise Small Company Value Portfolio	Mutual Fund - 411,539 shares	4,728,585

EuroPacific Growth Fund	Mutual Fund - 129,812 shares	4,625,210

Income Fund of America	Mutual Fund - 303,883 shares	5,640,074

MFS Value Fund	Mutual Fund - 350,018 shares	8,099,412

Columbia Acorn Fund	Mutual Fund - 902,449 shares	985,788

* Isle of Capri Casinos Stock Fund	Unitized Stock Fund - 51,002 shares	1,820,372

Participant Loans	Interest rates range from 5.00% - 10.5%	3,612,141

* Represents a party-in-interest	All investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

ISLE OF CAPRI CASINOS, INC.
RETIREMENT TRUST AND SAVINGS PLAN

Date: July 14, 2005                       /s/ Robert Boone
                                 By: Robert Boone
                                                                             Plan Administrator

[ACCOUNTING FIRM STATIONERY]

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement filed on Forms S-8 (Commission File Numbers 33-93088 dated June 5, 1995 and 333-123234 dated March 10, 2005) of Isle of Capri Casinos, Inc. of our report dated July 7, 2005 relating to the financial statements and supplemental schedules of the Isle of Capri Casinos, Inc. Retirement Trust and Savings Plan, which appears in this Annual Report on Form 11-K.

July 14, 2005                       /s/ Piltz, Williams, LaRosa & Company
Biloxi, Mississippi                              Certified Public Accountants